Exhibit 99

Biometric ID Provider BIO-key Reports Q2 2016 Results

Wall, NJ, August 15, 2016 – BIO-key International, Inc. (OTCQB: BKYI), an innovative provider of biometric software and hardware solutions for stronger user authentication, today reported results for its second quarter ended June 30, 2016 (Q2’16). BIO-key will host a conference call tomorrow at 10:00 a.m. ET to review its results (details below).

Michael DePasquale, Chairman & CEO of BIO-key, commented, “While we made good incremental progress positioning BIO-key for significant hardware and software revenue opportunities later this year and into next year, our second quarter sales performance was disappointing. Revenue declined to $415,000 in the second quarter as several larger scale opportunities did not close during the period for a variety of reasons that were unrelated to BIO-key. We believe these opportunities still have strong prospects for closing, and we remain in active dicussions with the customers to that end. At the same time, we are building out our sales, marketing and distribution channels to drive sales of our line of fingerprint readers for enterprise and retail users.

"We have also continued to build upon our strategic partnership with Microsoft to support the use of expanded biometric security capabilities now resident in the Windows 10 Anniversary Edition released on August 2nd. Windows 10 has already been downloaded on over 350 million devices, providing a substantial and growing market opportunity for our biometric solutions. We believe BIO-key offers the the strongest, most convenient, and cost effective authentication solutions for Windows 10 enterprise and retail users.

“To tackle this opportunity, we are establishing enterprise and retail distribution channels, packaging and collateral, and sales and marketing support and expect to see broad availability of our products in September. In summary, despite the slow start to the year, BIO-key is working a robust pipeline of enterprise hardware and software opportunities. Over the next several months we believe we can convert these opportunities into meaningful revenue growth for the full year 2016, which we now expect to range between $6.0M and $8.5M”

Recent Highlights:

•	Partnered with Access Sales Group to expand distribution and marketing for fingerprint biometric readers and software into high-volume national enterprise and retail channels.

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BIO-key worked closely with Microsoft's device team to achieve Windows HelloTM certification of its compact USB fingerprint readers, including web application security extensions to use Windows Hello to sign into Microsoft Edge compatible web sites and apps such as iHeartRadio.

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Completed development of its enterprise authentication software for Microsoft Active Directory environments. BIO-key’s solution ID Director for Windows allows large and small enterprises to leverage BIO-key fingerprint readers for web authentication envirnoments.

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Expanded sales and production of BIO-key’s new SideTouch fingerprint reader.  SideTouch combines the new IDEX (IDEX.NO) advanced off-chip sensor technology with BIO-key’s universal Windows Biometric Framework (WBF) fingerprint engine.  SideTouch is a Microsoft tested and qualified Windows Hello device.

•	Launched availability of SideSwipe and EcoID USB fingerprint readers on Amazon.

•	Expanded sales reach into the Middle East and North Africa via distribution relationship with Moroccan technology provider, Arthur & Co.

•	UK-based former Vodafone & Microsoft executive Pieter Knook was appointed to BIO-key Board.

Guidance:

Managment remains confident in the company's pipeline of hardware and software revenue opportunities for the balance of 2016. However, based on delays in the conversion of several significant opportunities into revenue so far in 2016, BIO-key believes it prudent to reduce its full year revenue guidance to a range of $6.0M - $8.5M in 2016, versus revenue of approximately $5M in 2015. BIO-key’s estimated breakeven revenue run rate is approximately $7.5M.

Q2 2016 Results:

Q2’16 total revenue declined to $415,814 compared to $2,272,804 in Q2’15, principally due to a $2.0 million software license from an existing customer in Q2’15. Service revenues, principally comprised of recurring maintenance and support, decreased 13% to $220,926 compared to $255,269 in Q2’15, reflecting an increase in maintenance revenue offset by no special software requirements for current or new customers. License and other revenue decreased to $194,888 from $2,017,535, principally reflecting the $2.0 million software license booked in Q2'15. Hardware sales increased 5% reflecting an increase in volume.

Q2’16 gross margin declined to 67% from 94% in Q2’15, due to lower revenue and a change in revenue mix. Q2’16 operating expenses rose 17% to $1,605,352 compared to $1,373,860 in Q2’15, principally due to increased R&D expense for new personnel, temporary outside services, and recruiting expenses.

BIO-key’s Q2’16 net loss to common shareholders was ($1,576,114), or ($0.02) per share, compared to net income of $753,146, or $0.01 per share, in Q2’15.

Liquidity and Capital Resources

At June 30, 2016, BIO-key had cash, cash equivalents and net receivables of $4.3M compared to $7.7M at December 31, 2015.

Conference Call and Webcast Replay

Date/Time:	Monday, August 16, 2016 at 10 am ET
Dial-In number:	1-877-418-5460 (U.S.), 412-717-9594 (Intl.)
Webcast Replay:	http://services.choruscall.com/links/biokey160815 - Available for 30 days.
CallReplay:	1-877-344-7529 U.S. or 412-317-0088 use code 10091361#

About BIO-key International, Inc. (www.bio-key.com)

BIO-key is revolutionizing authentication as our easy to use biometric solutions enable convenient and secure access to information and financial transactions. We eliminate passwords, PINs tokens and cards and make it easy for enterprises and consumers to secure their devices as well as information in the cloud. Our premium finger scanning devices SideSwipe, SideTouch and EcoID offer market leading quality, performance and price.

BIO-key Safe Harbor Statement

Certain statements contained in this press release may be construed as "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 (the "Act"). The words "estimate," "project," "intends," "expects," "anticipates," "believes" and similar expressions are intended to identify forward-looking statements. Such forward-looking statements are made based on management's beliefs, as well as assumptions made by, and information currently available to, management pursuant to the "safe-harbor" provisions of the Act. These statements are subject to certain risks and uncertainties that may cause actual results to differ materially from those projected on the basis of these statements. These risks and uncertainties include, without limitation, our history of losses and limited revenue, our ability to develop new products and evolve existing ones, market acceptance of biometric solutions generally and our specific offerings, our ability to expand into the Asian market, the impact on our business of the recent financial crisis in the global capital markets and negative global economic trends, and our ability to attract and retain key personnel. For a more complete description of these and other risk factors that may affect the future performance of BIO-key International, Inc., see "Risk Factors" in the Company's Annual Report on Form 10-K for the year ended December 31, 2015 and its other filings with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. The Company undertakes no obligation to disclose any revision to these forward-looking statements to reflect events or circumstances after the date made.

Twitter: BIO-keyIR

Investor & Media Contacts:

David Collins, William Jones

Catalyst Global

212-984-9800

bkyi@catalyst-ir.com

BIO-KEY INTERNATIONAL, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2016	December 31, 2015
	(Unaudited)
ASSETS
Cash and cash equivalents	$2,006,665	$4,321,078
Accounts receivable, net of allowance for doubtful accounts of $13,785 at June 30, 2016 and December 31, 2015	2,298,744	3,391,405
Due from factor	2,323	37,421
Inventory	480,039	348,645
Software license rights	5,000,000	5,000,000
Prepaid expenses and other	92,855	97,203
Total current assets	9,880,626	13,195,752
Software license rights, less current portion	7,000,000	7,000,000
Equipment and leasehold improvements, net	91,083	63,877
Deposits and other assets	8,712	8,712
Intangible assets—less accumulated amortization	140,935	147,738
Total non-current assets	7,240,730	7,220,327
TOTAL ASSETS	$17,121,356	$20,416,079

LIABILITIES
Accounts payable	$696,419	$1,158,555
Accrued liabilities	350,833	493,067
Dividends payable	200,625	133,851
Deferred revenue	318,046	376,405
Warrant liabilities	153,790	104,284
Total current liabilities	1,719,713	2,266,162
TOTAL LIABILITIES	1,719,713	2,266,162

Commitments and contingencies

STOCKHOLDERS’ EQUITY

Series A-1 convertible preferred stock: authorized, 100,000 (liquidation preference of $100 per share); issued and outstanding 90,000 of $.0001 par value	9	9
Series B-1 convertible preferred stock; authorized, 105,000 (liquidation preference of $100 per share): issued and outstanding 105,000 of $.0001 par value	11	11
Common stock — authorized, 170,000,000 shares; issued and outstanding; 66,339,655 and 66,098,482 of $.0001 par value at June 30, 2016 and December 31, 2015, respectively	6,634	6,610
Additional paid-in capital	76,545,142	76,754,737
Accumulated deficit	(61,150,153)	(58,611,450)
TOTAL STOCKHOLDERS’ EQUITY	15,401,643	18,149,917
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$17,121,356	$20,416,079

BIO-KEY INTERNATIONAL, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Revenues
Services	$220,926	$255,269	$505,652	$505,622
License fees and other	194,888	2,017,535	340,754	2,416,008
	415,814	2,272,804	846,406	2,921,630
Costs and other expenses
Cost of services	66,597	56,905	122,379	123,968
Cost of license fees and other	69,893	88,489	125,959	160,782
	136,490	145,394	248,338	284,750
Gross Profit	279,324	2,127,410	598,068	2,636,880

Operating Expenses
Selling, general and administrative	1,038,904	979,861	2,030,517	2,020,542
Research, development and engineering	566,448	393,999	1,055,849	800,640
	1,605,352	1,373,860	3,086,366	2,821,182
Operating profit (loss)	(1,326,028)	753,550	(2,488,298)	(184,302)
Other income (expenses)
Interest income	7	2	13	4
Gain (loss) on derivative liabilities	(49,468)	(406)	(49,506)	14,253
Income taxes	-	-	(912)	(912)
Total other income (expenses)	(49,461)	(404)	(50,405)	13,345
Net income (loss)	(1,375,489)	753,146	(2,538,703)	(170,957)
Convertible preferred stock dividends	(200,625)	-	(401,250)	-
Net income (loss) available to common stockholders	$(1,576,114)	$753,146	$(2,939,953)	$(170,957)

Basic and Diluted Earnings (Loss) per Common Share	$(0.02)	$0.01	$(0.04)	$(0.00)

Weighted Average Shares Outstanding:
Basic and diluted	66,276,050	66,001,260	66,199,903	66,001,260

BIO-KEY INTERNATIONAL, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended June 30,
	2016	2015

CASH FLOW FROM OPERATING ACTIVITIES:
Net loss	$(2,538,703)	$(170,957)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation	24,577	21,270
Amortization of intangible assets	6,803	6,803
Share-based and warrant compensation for employees and consultants	184,299	222,247
Loss (gain) on derivative liabilities	49,506	(14,253)
Stock based directors fees	39,999	-
Change in assets and liabilities:
Accounts receivable trade	1,092,661	491,356
Due from factor	35,098	(1,465,527)
Inventory	(131,394)	(400,744)
Prepaid expenses and other	4,348	162,209
Accounts payable	(462,136)	521,803
Accrued liabilities	(142,234)	(52,324)
Deferred revenue	(58,359)	172,518
Net cash used for operating activities	(1,895,535)	(505,599)
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(51,783)	(2,078)
Net cash used for investing activities	(51,783)	(2,078)
CASH FLOW FROM FINANCING ACTIVITIES:
Preferred dividends paid	(334,476)	-
Costs to issue preferred and common stock	(32,619)	(53,579)
Net cash used for financing activities	(367,095)	(53,579)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(2,314,413)	(561,256)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	4,321,078	843,632
CASH AND CASH EQUIVALENTS, END OF PERIOD	$2,006,665	$282,376